UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 28, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

MATERIAL FACT

Pursuant to Article 157, paragraph 4, of Law No. 6,404/76 and CVM Ruling No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs its shareholders and the market in general that the renewal of the current Shareholders’ Agreement of the Company was approved by its signatory shareholders, Votorantim Industrial S.A. (“VID”) and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), pursuant to VID’s Extraordinary General Shareholders’ Meeting, held on October 27th, 2014, and to the meeting of the Executive Board of Officers of BNDESPAR held on October 28th, 2014, that, among other terms and conditions, extends that term of effectiveness for a period of five (5) years, which means, until October 29th, 2019.

After the execution by its signatories, the Shareholders’ Agreement will be made available on the website of the Company (www.fibria.com.br/ri); of the Brazilian Exchange and Securities Commission (Comissão de Valores Mobiliários — CVM) (www.cvm.gov.br); of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Securities and Exchange Commission — SEC (www.sec.gov/edgar).

São Paulo, October 28th, 2014.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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